02023585

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8-49389

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 0 9 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCORE Securities, Inc. (formerly SCORE Asset Management, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce St., Suite 1448
(No. and Street)

Ft. Worth (City) Texas (State) 76102-4140 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

UF 7-17-02

UF 7-18-02

OATH OR AFFIRMATION

I, Ann L. Crenshaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCORE Securities, Inc. (formerly SCORE Asset Management, Inc.), as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NEIL E. McCORMICK
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 12-17-2005

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) *Statement of Cash Flows*
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)

CONTENTS

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

To the Stockholder
SCORE Securities, Inc.
(Formerly SCORE Asset Management, Inc.)

We have audited the accompanying statement of financial condition of SCORE Securities, Inc. (formerly SCORE Asset Management, Inc.) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCORE Securities, Inc., (formerly SCORE Asset Management, Inc.) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 21, 2002

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 153,487
Securities owned, at market value	18,900
Receivable from broker-dealers and clearing organizations	14,027
Property and equipment, at cost, net of accumulated depreciation of $67,365	38,029
Other assets	2,110
	$ 226,553

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 4,022
Pension plan contribution payable	20,000
Deferred income taxes payable	924
Federal income taxes payable	7,094
State income taxes payable	1,000
	33,040
Stockholder's equity	
Common stock, 10,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid in capital	112,425
Retained earnings	80,088
Total stockholder's equity	193,513
	$ 226,553

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Advisory fees	$ 312,634
Securities commissions	237,141
Interest income	395
Miscellaneous income	769
Gains or (losses) on firm securities investment accounts	(5,736)
	545,203
Expenses	
Commissions and clearance paid to all other brokers	152,061
Compensation and benefits	106,405
Communications	55,115
Occupancy and equipment costs	79,025
Promotional costs	41,461
Regulatory fees and expenses	3,626
Other expenses	82,035
	519,728
Income before income taxes	25,475
Provision for federal income taxes - current	(7,094)
Provision for federal income taxes – deferred benefit	946
Provision for state income taxes	(1,000)
Net income	$ 18,327

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at December 31, 2000	$ 1,000	$ 101,180	$ 61,761	$ 163,941
Contributions of capital		11,245		11,245
Net income			18,327	18,327
Balances at December 31, 2001	$ 1,000	$ 112,425	$ 80,088	$ 193,513

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 18,327
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	21,549
Change in assets and liabilities:	
Decrease in receivable from brokers-dealers and clearing organizations	19,581
Increase in other assets	(2,110)
Decrease in accounts payable and accrued expenses	(6,224)
Increase in federal income taxes payable	7,094
Decrease in deferred income taxes payable	(946)
Increase in state income taxes payable	1,000
Net cash provided (used) by operating activities	58,271
Cash flows from investing activities:	
Purchases of property and equipment	(8,077)
Sale of securities in Firm investment account	27,452
Net cash provided (used) by investing activities	19,375
Cash flows from financing activities:	
Contributions of capital	11,245
Net cash provided (used) by financing activities	11,245
Net increase in cash	88,891
Cash at beginning of period	64,596
Cash at end of period	$ 153,487

Supplemental Disclosures of Cash Flow Information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

SCORE Securities, Inc. (formerly SCORE Asset Management, Inc.) ("Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas Corporation.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Advertising costs are expensed as incurred. Total advertising costs for the year ended December 31, 2001 were $3,209 and are included in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using a straight-line basis over the estimated useful lives of the assets.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $135,398 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Computer equipment	$ 28,319
Computer software	44,197
Equipment and furniture	32,878
	105,394
Accumulated depreciation	(67,365)
	$ 38,029

Depreciation expense for the year ended December 31, 2001 was $21,549 and is shown in occupancy and equipment costs.

Note 5 - Defined Benefit Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and an employee's average monthly compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The following tables provide further information about the plans:

Note 5 - Defined Benefit Pension Plan, continued

	Pension Benefits
Fair value of plan assets at December 31	$ 107,696
Benefit obligation at December 31	1,285,839
Funded status	$(1,178,143)
Prepaid (accrued) benefit cost recognized in the balance sheet	$ 20,000
Weighted-average assumption as of December 31:	
Discount rate	7.50%
Expected return on plan assets	5.06
Rate of compensation increase	4.30
Benefit cost	$ 16,139
Employer contributions	20,000
Plan participants' contributions	-0-
Benefits paid	-0-

Note 6 - Income Taxes

The deferred tax liability at December 31, 2001 results primarily from amounts related to depreciation of the Company's property and equipment.

Note 7 - Concentration

At December 31, 2001, and at various other times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2001

Schedule I

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 193,513
Add:		
Other deductions or allowable credits		
Deferred income taxes payable		924
Total capital and allowable subordinated liabilities		194,437
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$ 38,029	
Other assets	2,110	(40,139)
Net capital before haircuts on securities positions		154,298
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Non marketable securities		(18,900)
Net capital		$ 135,398

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 24,022
Federal income taxes payable	7,094
State income taxes payable	1,000
Total aggregate indebtedness	$ 32,116

Schedule I (continued)

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,142
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 85,398
Excess net capital at 1000%	$ 132,186
Ratio: Aggregate indebtedness to net capital	.24 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were material differences in the computation of net capital under Rule 15c3-1 from the Company's computation. The following serves to reconcile the differences in net capital.

Net capital per Company's (unaudited) Focus II	$ 136,304
Increases (decreases) due to audit adjustments for:	
State income tax expense	(1,000)
Miscellaneous difference	94
Net capital per audited report	$ 135,398

Schedule II

SCORE SECURITIES, INC.
(Formerly SCORE Asset Management, Inc.)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Capital Institutional Services, Inc.
	Broadcort Capital Corp.
	Donaldson, Lufkin & Jenrette Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
SCORE Securities, Inc.
(Formerly SCORE Asset Management, Inc.)

In planning and performing our audit of the financial statements and supplemental information of SCORE Securities, Inc. (formerly SCORE Asset Management, Inc.) (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, L.L.P.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 21, 2002